Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: April 23, 2021

The following contains excerpts of a transcript of Canadian Pacific Railway Limited’s First-Quarter 2021 Earnings Release Call held on April 21, 2021.

[…]

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thank you, Chris. Good afternoon. Appreciate everyone joining us today. Certainly, we’ve got some exciting things to talk about. I would suggest – the results are very compelling. I look forward to getting to those and sharing those great results, and thanking our 12,000 strong family of railroaders that enabled them.

But before we get to the actual results, I think it’s appropriate that we address perhaps the M&A buzz that’s in the air. And I’m going to take it from an approach where I’m going to focus on the truth, because the truth matters. I think the truth will indicate that yesterday we all woke up to witness CN’s unsolicited alleged superior offer to the KCS board into the marketing comparison, to our partnership agreement with the KCS that we announced a month ago, and I’m sure the truth is you’re all sitting there thinking, well, where does CP stand? What do we think? How we’ll react? Perhaps, were we surprised? And I think the best and only way to address those points and, frankly, anything tied to what is truly the only unique and unparalleled strategic value opportunity combination is with the truth. The undeniable facts, I think that’s perhaps the best way to do that.

So, let’s start with, were we surprised? The answer is no. Obviously, perhaps I’ve got a bit of unique industry experience in my history, uniquely around both companies as a CEO obviously of this company, as an Operating Officer of this company, as the Senior Operating Officer of the competitor, the alternative, both with experience on the CN network, and actually I think perhaps people realize by now, if it’s not my vernacular that gives it away, then my resume does, I started my career with the Canadian National and Illinois Central in Memphis, Tennessee, and worked in Jackson, Mississippi where I – as I shared with our KCS partners last week in Kansas City, my first experience 25 years ago working with the KCS started competing against and partnering with at the same time in Jackson, interchanging with, and actually the truth is that my Senior Operating Chief here, Mark Redd, actually started his career on the KCS, spent 20 years there. And that’s where, if I go back to my IC days, I developed the respect for Mark as an operator.

So, that’s true. Beyond that though, if you think about the unique value that this combination, this partnership, this very unique partnership represents, they’re undeniable truths, and I think I’m just going to go through them. So, truth number one, based on the merits, the facts of our proposed combination and partnership with the KCS, our combination, CP-KCS is the only true USMCA networking opportunity. It’s the only possible Class 1 combination that answers the STB’s public interest test. The only, not would have many, the only. Why do we say that? Why is that true? Why is that undeniable? We’re number one. Let’s start with truth number two. It’s pro competitive. Multiple fronts, new routes, new markets, new competition introduced. Customers get reached today with this combination. When approved, and we believe it will be, that quite, frankly, with that it is impossible. New competition is introduced, be it with BNSF, be it with UP, be it with CN. That simply doesn’t exist today that’s enabled by this combination. Truth number three, pro service. The service that this creates where service doesn’t exist for many of those customers. The opportunity perhaps to invest in a grain elevator. 200 miles north of Kansas City, in the heart of Iowa territory where our line runs. The KCS shipper today that perhaps I’ve always wanted to have a better origin market, but the investment wouldn’t support it. The economics didn’t work. On a single-line railroad, that changes the entire conversation.

In fact, I know that’s true because the truth is last week in Kansas City, when I had the opportunity to meet and share vision with and discuss and listen to concerns of several KCS customers, that happened to a topic. And the truth is, that’s not the first time we discussed it. So, pro service.

And the truth number four that’s undeniable, the resounding, overwhelming support of our customers. 400-plus, 408, 409, the number continues to change. In fact, we welcome Bartlett which, the truth is, is KCS’ largest customer that supports the opportunity this deal uniquely unlocks, just yesterday that we filed with the STB. So, to deny that 400 voices-plus have spoken and continued to speak is denying the truth in support of this value-creating transaction.

Truth number five, there are no true losers. Zero, that’s a pretty undeniable number. It’s a very unique number. And again, the truth to this proposed transaction is the only combination that results in zero instances of any customer that enjoys a level of service today, optionality from different carriers, to truly lose zero, only gain.

Truth number six, in support of truth number five, not one customer with less option.

Truth number seven, this uniquely enables quality growth. And when I say quality, quality matters. That’s a keyword. You’ve got two railroads that the last three years have led the industry, producing sustainable, profitable, quality growth; not growth for growth’s sake, growth that matters, growth that comes to the bottom line, that drives earnings performance, that drives value creation. And the truth is, these two railroads have led the industry the last three years in total shareholder return. It’s undeniable. The truth speaks for itself.

Truth number eight, this investment uniquely unlocks and enables additional investment to create capacity on these lines, key lines of needed capacity, especially in light of what’s happening in North America today in key routes from Mexico to Chicago, an existing infrastructure that we uniquely own being CP and KCS that, quite frankly, standalone would never be possible.

Truth number nine, it benefits the environment. True realistic opportunity to take trucks off the road and put them to rail. And another undeniable truth, if you think about some of the communities that that matters in, I think about Chicago. And you know why I think about Chicago? Because the truth is, I’m a Chicagoan and I live in Chicago. I understand the congestion on the highways in Chicago. I’ve lived it. I understand the congestion in the rail network and how exposed we are at times. I have lived through it. So, to suggest that bringing more traffic into Chicago is beneficial, I think it’s untrue. To suggest that taking traffic out, to suggest that taking trucks off the road that otherwise would be populated on Highway 294 or on Highway 80 or on Highway 90 or on Highway 94, to take them off the road and put them on the rail, that’s a huge opportunity, not only for local congestion and less greenhouse gas emissions in the Chicago metropolis area, but for the entire route from Mexico, from Monterrey, Mexico City (sic) [Monterrey, Mexico] (00:10:17), that 2,800 miles we talked about yesterday I heard so much about, to truly realize that opportunity is undeniable.

Number 10, the truth that it unlocks unique actually attainable value for the shareholders. This deal is approvable, it’s doable, and in order to realize the value, you got to get the deal done. There’s over CAD 800 million of conservative synergies that we’ve spoken to, that this deal represents for our shareholders to benefit from; for our employees, both KCS as well as CP’s, job creation to benefit from; for the environment truly to benefit from. Value across all areas.

Truth number 11, all those reasons stated, 1 through 10, leads to one undeniable truth and that’s called deal certainty. This deal represents a path to true realized value. Compelling value now and the value it represents, and even more compelling value long-term, long-term sustainable value that is only uniquely created by this combination. Those are undeniable truths.

Now, keeping with that thought, let’s now take a look at the CN-KCS proposal. Let’s talk about what’s undeniable truth. So, were my eyes open yesterday when I read the press release? The truth is, yes. The headline value number was undeniably eye opening. $325, but the reality is, that only matters if it’s attainable. Unrealized value is still equal to zero. If you can’t do the deal, if it’s not doable, you never get there. The facts matter.

Truth number two, why I feel so strong about number one? This deal’s anti-competitive. When you look at it, the facts and not just the span or perhaps the small, I think, disingenuous comments yesterday, that this really boils down to 65 miles in Louisiana. Come on – come on man, that’s not the truth. It’s anti-competitive. How many customers, multiple customers, are losing service options? How many customers today that just CP, CN alone enjoy an opportunity to choose between the two of us, and partnership with KCS lose that option? How many 2-to-1 scenarios? How many losses of routes 4-to-3?

The undeniable truth, if I’m in Superior, Wisconsin today, and I happen to know who is in Superior, Wisconsin today, it would be CN, UP, BN. And guess who? CP. Well, guess how CP gets to the southeast out of Superior, Wisconsin? CP partners with KCS for Kansas City. The truth is our deal represents a single-line move with the CP-KC combination. The truth is also that in the absence of that, you eliminate an option in Superior, Wisconsin, and that’s just one of many, and somehow that truth didn’t come out yesterday.

Truth number three, its antiservice. How many customers are left with no service or less service options? The truth is, once it’s analyzed, those numbers will be revealed because certainly they weren’t spoken to yesterday, but the truth will be revealed because the truth matters.

Number four truth, already an overwhelming outcry of opposition from customers. And here’s some undeniable truth. The reality is this proposed transaction, CN-KCS, is already picking winners and losers. The truth is, if you’re [indiscernible] (00:14:12) industry and you happen to be located in North Dakota, South Dakota, Minnesota, Iowa, and the greenbelt of America, Middle America, this deal represents a lost opportunity. This deal strands our product. This deal says you never enjoy single-line service that the CP-KCS provides or creates in the history again. This is, if you’re an ADM or a CHS, and those are our customers at CP, the truth is they hurt, the truth is they’re penalized.

Let’s talk about the automotive industry. The truth is, if you’re Ford or GM, you’re a current CP-KCS OEM that enjoys business coming out of Mexico, moving to all Canadian markets over Kansas City through that partnership; in the absence of that partnership, what are your options? The truth is, and if I were at Ford, I would be concerned.

Conversely, General Motors. The truth is CN has four plants in the US, two in Canada. And in this instance, if CN were to combine with the KCS, they’d have three uniquely single-line served GM plants in Mexico. The truth is that creates imbalance. CN would serve nearly half of the North American plants. If I were General Motors, I think I’d be concerned.

Let’s talk about ECP, energy, chemicals and plastics. Truth is, think about the propane customers. CN will have virtually a monopoly on the propane market. They’d have control of complete markets, access [ph] rail pg, CN Rupert export (00:16:05), US and Canada destinations in Mexico.

If you’re Exxon, and that’s a customer we care about at Canadian Pacific, and you happen to be located in Edmonton, because they are, and you’re also on the refinery in Baton Rouge that today is uniquely served and provided access by CP-KCS combination over Kansas City, or the alternative would be a CN direct line to Baton Rouge, that goes away, that’s the truth.

Forest products. There’s some more painful truth there too. If you’re a customer singleline served by CN in Canada, you understand they’ve already got control of 90% of the Canadian production. In this model, they’re suggesting the truth is they can direct forest product flows based on broad control boards in destination markets across Canada and US. They could pick and choose. The truth is, I don’t know what customer that would enjoy that or choose that.

Now, let’s go to intermodal. That’s where the real value creation is in the story. That truth is there’s only four north-south options today; UP, BN, CN, and KCS. This deal suggests there would be three with the CN-KCS merger, UP, BN, CN-KCS, as the CN absorbs the KCS option, pretty undeniable truth. If you’re Maersk, again that’s a partner that we care about CP especially, so with our new partnership, in the long-term commitment they’ve made to us and the long-term commitment we made to them, and the unique investments we’ve made with them, and the unique investments they’ve made with us, we care about their long-term health. Because CN will control access to the ports in Mobile, their terminal; Lázaro Cárdenas, which would be their terminal. I think it’s undeniable that would create a lot of leverage in that relationship that if I were Maersk, the truth is, I’d probably wouldn’t be happy about.

Truth number five. I think it’s important we keep talking about the truths. To suggest overlap is isolated; again, to my point earlier, the 65 miles in Louisiana, it’s not true. I guess that suggests, if you believe it to be true, that the overlapping connection in Springfield, Illinois doesn’t exist. The customers that are served by KCS or served by Canadian National, [indiscernible] (00:18:41) that would go to one, I guess that doesn’t exist. Same concerns in St. Louis to the points I made about Superior, Wisconsin. Mobile, Alabama, Jackson, Mississippi, of many, perhaps to some that don’t understand, that’s not material, but I would suggest that every one of those locations with every one of those customers, the truth is they care.

Truth number six, and I think this to be true. They either don’t know how much damage this proposed combination could create, or worse yet they do and they prefer not to share the truth.

Truth number seven, I don’t think they really know what growth this may or may not create. They obviously haven’t done their homework, or understand the markets, or worse yet they have and they do and they prefer not to speak to the adverse impacts and the lack of growth, the lack of [indiscernible] (00:19:41) competition that this represent back to my earlier truths when I’m thinking about the Ag shipper or the chemical shipper or the lumber shripper that get stranded because of this proposal, that uniquely would be benefited compared to ours.

Truth number eight, I think about investment. To realize these growth potentials that they spoke to, it takes some investment. And to think about the truth is they’re prepared to go to a 4.6 times balance sheet, locking up their capital in there, and the money they would need to invest in this proposed combination to unlock this growth is undeniable.

Truth number nine, the benefits to the environment. I heard that spoken too a lot yesterday. I think pretty aspirational, road to rail conversion. I think we understand the market better than they have because we’ve done our diligence, we’ve been at this for some time, in partnership with our partners, the KCS, developing these opportunities. John will get to the facts, the truth of our synergies. Conservative, yes, but realistic, absolutely at the same time yes. And to think about the number I heard yesterday, 75% of the synergies, of these CAD 1 billion synergies is out in intermodal. If you look at the facts, suggests that this intermodal is coming off the road, going into the rails, coming out of Mexico, Monterrey, Mexico City, it’s going to Chicago, it’s going to the Detroit, it’s going to Toronto. Again, if I go back to our truth about our deal, let’s just speak about Chicago, the truth is their terminal is located on the south side of Chicago and perhaps a smaller terminal in Joliet. If the traffic is going there, to get to its markets, which are currently all over the greater Chicago area, it’s a very large population center, the truth is it’s going to be on the highway. The truth is it’s still going to congest the streets of Chicago. It’s still going to create greenhouse gas emissions in Chicago. And again sticking to the Chicago truth, if I think about the western part of their network and I think about all those other truths, with the way they would direct traffic CN’s only route to access the new network they proposed via Kansas City or their existing network is through Chicago. And you know what, it is true that it would go over the [ph] EG&A (00:22:17). The truth is probably the folks that live in Barrington, the same folks that were concerned about the deal when it was created, the same environmental impact, the adverse environmental impacts that CN has had to mitigate, I know to be true because I understand those, I was there when that was created. It’s those same communities, it’s Barrington, it’s Aurora, it’s Naperville. It’s Joliet. Those are truths. And I would suggest that their truth in their reality would beg to differ with perhaps the version that CN has put forward.

Truth number 10, is the value really attainable? To me if value is unattainable, it’s not true value. And I think you got to think, is it attainable? Even if we’re in denial, I think this is a fact, I think nobody would discount this or disagree, I heard yesterday – I’d mentioned at pioneers, PSR pioneers, with the last outlook, the truth is they don’t work there anymore. They are not there. They’re running out the railroads. That talent is all over this industry. It’s not the pioneers at least still working at Canadian National. So then I think about the current company, they say they can, but can they? And the truth is I have to go back – the only thing I can look at – and that’s fact. And the facts show, and I think I spoke to it earlier, the track record, that’s all I can gauge it by, that’s the truth, 10 years of underperformance in our industry. 10 years of underperformance, not 1, 10, a decade. And if I go back in history because I was there then 10 years ago, that team, those pioneers led the industry, they didn’t trail the industry, it’s a different team, it’s a different game. So to assume the same future performance because we did it in the past, we could do it in the future, the truth is that as an investor that’s a pretty risky proposition.

That leads me to the truth 11. Absolute truth that’s undeniable is deal uncertainty for all 1 through 10 which means to me the headline value could be 500% more than our real attainable value, it’s fantasy money. It’s fool’s goal.

And then my last truth, I know the team at the KCS. I’ve got a deep respect, I’ve had time to work with those future partners, like-minded company, proud company, smart railroaders, engaged board of directors, they’re no fools.

STB, I feel the same way. They’re experts in this space. They understand what pro competition means. They understand what pro service means, and to suggest that they’d be foolish enough to believe what was said yesterday, has fact points that represent that proposed deal is just simply not true. And then finally the investors, that’s you. At the end of the day, you’re the ones that had to make the decisions. Ultimately, and again I think, truth matters. I think if you’re an investor and you look at what story do you believe, what represents truth, I think the train that you want to join, the train you want to get aboard is the one that’s most probable based on not what they say but by what they’ve done. Our story at CP, it’s a story of doing what we said we’re going to do. It’s a story of turning this company around, taking this proud talented group of railroaders and creating a unique value in this industry. That’s a 10 times in multiple over the last decade compared to that story. And again, that truth is you’ll have to decide where to put your value.

So that’s my story of the truths. I think the conclusions are pretty obvious and we’ll save discussion about that for the Q&A. So now let me get to the other real truth, and that’s exciting results that we’re about to talk about, and I want to thank our team of railroaders. Again I say this over and over again, it’s because I mean it. We couldn’t do this without these railroaders. These railroaders are a family of railroaders, that’s all of us. That’s not just management, that’s not just leaders, that’s our partners, that’s our family, enable these results. It’s our collective efforts that enable it. That’s never going to change.

They are extremely proud of this company about this historic transformation, they’re excited, they recognize what this represents whether it’s the man or woman on the ground or whether it’s the union leader we’ve been engaging, the partners in our business are excited about this opportunity and they’re excited about these results.

So to these results, again I think truth is it’s pretty unique in this industry. First quarter revenue is CAD 2 billion and adjusted operating ratio of 58.5% and adjusted EPS of 1%. It’s pretty impressive. It’s a strong performance enabled by strong operating performance. Marketers team have done a phenomenal job. If you look into the details, the truth says records for weights again and lengths again even in spite of the polar vortex that we went through in February, optimizing our assets, our operation finding new levels of efficiency – essentially creating new levels. That’s what a true culture a PSR enables. It’s an outcome, it’s not an aspirational goal. So again, they’ve done a phenomenal job.

[…]

Fadi Chamoun

Analyst, BMO Capital Markets Corp. (Canada)

Okay. Thank you. I appreciate the time and taking the time to explain through this, Keith. So quick question maybe on the synergies now that you’ve had kind of multiple weeks here to talk to customers, maybe understated on the ground a little bit more what this means. How do you feel about the synergy outlook, do you feel that there is a kind of significant upside to what your initial expectations were?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Absolutely understated. Big opportunity for these two teams together to create – overachieve well-beyond what we assumed in our deal.

Fadi Chamoun

Analyst, BMO Capital Markets Corp. (Canada)

Okay. And maybe just a quick follow-up on that, like ultimately it feels like this may come down to win the hearts and minds of customers at the end of the day to sway maybe in the STB mind which way they should go. Is that how we’re going to see this playing out?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Well, Fadi, I think that’s obviously – it’s greatly important. I’m not going to say it’s not because if the customers are against you, the customers who we serve, the STB is going to listen to that, which is why I feel so good about our deal. The customers overwhelmingly for us. But when it gets down to truly comparing the deals, if you’re – and I try to put myself and I tried to along this whole process put myself in Pat’s seat, put myself in the KCS Board of Directors’ seat, it comes to doability, it comes down to can you get the deal done, it comes down to risk that you have to embrace to realize the value for your shareholders. And the truth is that the trust, the voting trust is the trigger here.

The new rules mean that CN has no choice but to have it voting trust approved by the STB and their proposal under the new public interest test. Unlike CP, CN can’t pass the test because ultimate regulatory approval of this deal is so complex and uncertain, that’s undeniable. The STB will not want KCS to go into trust with so much uncertainty about whether it comes out as part of CN or not. And I believe the truth is nowhere their board or their shareholders. That’s what it comes down to, can the deal be done, can that I would be realized and there is only one answer that truly meets that test, not two, just one.

Fadi Chamoun

Analyst, BMO Capital Markets Corp. (Canada)

Thank you.

[…]

Allison M. Landry

Analyst, Credit Suisse Securities (USA) LLC

Thanks. So, Keith, you suggested that at around 4 times leverage that CN is locking up capital that could be needed for investments to capture growth and synergies. Should we interpret that as a comment as sort of unwillingness by CP to take up leverage to a similar range to come closer to the CN bid? And I guess, I mean, are you willing to raise your initial bid or is your view that you don’t need to because of the regulatory risks.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Well, I think you just answered the last question. When it speaks to leverage, it’s 4.6 is what I was speaking to and I just frankly don’t believe that’s the right value proposition for our shareholders, to put our balance sheet at risk, to use all of our capacity on our powder to take our ability to respond. With shocks to the market, I just don’t think that’s a healthy place to go to at this point. And in all honesty, I don’t have to think about that because it’s not a true alternative. That’s a hypothetical situation. It’s not a real deal as far as I’m concerned. It’s kind of fantasyland. So my answer would be it’s nothing that we’re considering at all.

[…]

Steven Hansen

Analyst, Raymond James Ltd..

Yeah. Thank you. Keith, just building on your crystal clear response on the last question, in the outside scenario that shareholders go the other way, how do you feel about your growth prospects otherwise? I mean, do you feel like you still got lots of growth prospects in the absence of case? I mean, is this a deal that you view as absolutely essential to get done or you’re comfortable with not having it?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I think we’ve demonstrated that we can create our own unique success, our value creation store, we’ve done it without it. Obviously the value that would create compared to what we can create without it, it’s two different outcomes, I’m not going to suggests it’s not. That would be disingenuous to suggest that. But I would say that this railroad has shown its resiliency. We’ve got a very capable network in Canada at least now. When you get to the States, if the dynamic changed in a very unhealthy way in that space, then obviously we’ve got a responsibility to grow and create value and provide options for our shippers so it would suggest perhaps we have to look at alternatives. And in all honesty we’ve thought about those, we’ve talked about those, history says we’ve even considered those. And if you look at it in comparison, the truth says that those potential hypothetical scenarios are less complex than one is being suggested by CN with KCS.

Steven Hansen

Analyst, Raymond James Ltd..

Indeed. Thanks for the time.

[…]

Chris Wetherbee

Analyst, Citigroup Global Markets, Inc.

Yeah. Hey, thanks. Good afternoon, guys. Maybe I could pick up there. Can you elaborate a little bit on that in terms of potential alternatives? Obviously there has been that discussion in the past, several years ago. How is that a less complex transaction? Can you just sort of help us sort of think about that a little bit?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Well, it’s simple math. I think about all the overlaps and I spoke to some with the proposed CN, KCS and what that represents from pro service and pro competition versus the alternatives, and you could run a bunch of scenarios combining us with either the railroads Eastern Mississippi, these are all hypothetical discussions, and I’m not suggesting that it’s necessary. I’m committed to this deal. And I quite frankly think that this is so unique and special and value creating this will happen, this is going to be our reality, this going to be our future, and it’s exciting. So I haven’t wasted a lot of time breaking out those other alternatives. And I certainly don’t think I’ll get to that point where we have to, but if we did hypothetically, I think there’s a case to be made and a responsibility that we’ll have.

Nadeem S. Velani

Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd.

And, Chris, we’d be the small Class 1 in that scenario.

Chris Wetherbee

Analyst, Citigroup Global Markets, Inc.

Okay, understood. Thank you.

[…]

Justin Long

Analyst, Stephens, Inc.

I wanted to ask about the synergy target you’ve laid out. Obviously the commentary around that is it airs on the side of conservatism. I would guess in the last month or so, as you’ve collected feedback from some of your customers – we can see the results that it’s overwhelmingly positive. Is there anything you can share in terms of what the upside opportunity looks like on synergies? Are we talking closer to CAD 1 billion? Just some more detail around that and maybe where you see the opportunity that’s incremental by geography or a particular commodity group. Would love some more color around that.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I will let John speak to the revenue side, but I can tell you now on the cost side we took a very conservative approach, and this isn’t about cost cutting or rationalization, this is about value creating and it’s about growth. But even in a growth world we can become and will become more productive. We’re going to run more fuel-efficient longer trains. We’re going to grain efficiencies on locomotive productivity. We’re going to close the gap and gain efficiencies on car miles per car day. I heard Sammy mention locomotive productivity last week on their call, and just that alone, if I look in and compare and I think about the unique value this creates, I look at odd numbers and this is all public information. There’s a meaningful opportunity to close that’s going to create locomotive capacity without capital expense. Think about it, if you do the math, 30%, what’s 30% of 950 locomotives, you’re talking about 300-plus locomotives have created capacity just by becoming more efficient. What’s that worth? CAD 2 million apiece. I’d say that’s pretty material value. And I again that’s just one instance. These things don’t just happen. It takes hard work. It takes an ability to execute which we have a track record and an ability to do, and I just believe because of my experience and haven’t lived it and haven’t done it and haven’t shown it with the teams that I’ve been blessed to work with that that kind of value creation is substantially understated that still allows us to grow and add jobs and create a whole lot of value for the synergies that are driven by the revenue side. So, John, why don’t you comment more color on the revenue synergies?

John Brooks

Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Yeah. So, Justin, first and foremost, I would say, yeah, certainly I think the synergies that we’ve laid out I would characterize as conservative, achievable. But let me just be clear, I’ve been personally involved in working with the KCS railroad all my career and spent a lot of time marketing sales in the trenches with those folks looking at opportunities. I have to tell you they’re conservative and achievable but we’ve done that for a reason. We’re also being realistic. We know the competition is going to buy it back in certain areas. You know we’re going to have let our product develop to realize those synergies and those opportunities. But all that to say, it’s much more than one or two commodities. As I see these synergies, it’s across all the commodities, it’s not just the intermodal automotive play for CP. Certainly we think there is a tremendous opportunity in that space that Keith spoke earlier. There’s opportunities to take big trucks on the road and add that fourth competitive route North-South. There’s opportunities in that auto space that will never be achievable if, in fact, the CP-Kansas City Southern combination doesn’t take place. The grain business, as you can imagine, I’ve spoken to hundreds of customers over the last month on this opportunity. And the opportunities that have uncovered themselves, and I’m not going to put a number on, is it CAD 200 million, is it CAD 500 million, it certainly could be, it’s out there. The ag industry alone to grow, utilizing our product, our 8,500-foot model with the KCS existing customers today but also working on investment and opportunities on our existing network is a huge opportunity just in itself. So, I feel again the numbers we’ve laid out our very achievable and I’m excited about the opportunities these customers have brought forward over the last three to four weeks.

[…]

Scott H. Group

Analyst, Wolfe Research LLC

Hey, thanks. Afternoon, guys. So, Keith, I’m sure you’ve had conversations with Pat or the KCS Board in the last two days. Do they share your view about sort of night and day deal certainty for one deal versus another? So that’s one question.

And secondly, if for whatever reason the waiver is overturned, do you still think from a voting trust perspective it’s so night and day your offer versus theirs? And then just what are your thoughts – if you think that a CP Eastern rail deal is achievable, why isn’t that more attractive if it even further expands network reach? So a few things there. Thank you.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I’m going to make some notes that I’m going to – to come back you for some clarity on that. So let me start with the last. CP Eastern rail, I’m not focused on that, I’m focused on the KCS. I’m focused on the unique simple pro competitive, pro service, pro customer [indiscernible] (01:01:34), one and only transaction of this industry that creates this unique value. Why would I think East? I’m not looking East. I’m looking to one partner and we have an agreement.

So to speak to that, about have I spoken to Pat? Of course, I’ve a spoken to Pat. We’re in a partnership where we’re moving forward to pursue this unique value-creating deal that we both believe in. And until or unless their board decides differently once they’ve looked at the truth and weighed in the facts and made their decision, that’s exactly what we’re focused on. So there will be no discussions on CP’s part with KCS’ board about anything other than the value we’re creating uniquely for our shareholders that they uniquely get to enjoy, as well as our customers, as well as our employees. And that’s what’s unique about this. They see the value in that, we see the value in that. That’s been a key principle.

From the very beginning, when Pat and I sat down, Scott, and we talked about what this could mean, how this could be something transformational uniquely, how this could be something that checks all the boxes. It serves the customers, it serves competition, it serves the employees, it serves and enables growth that will be unparalleled, it serves commerce never at a time where it’s needed more, in a very unique way.

So that’s what we’re so excited about and then that gets to the point of your first question about should it be overturned if we don’t get the special consideration. I think that makes our value even more compelling because the reality is then it sort of boils down to the trust. Is the trust in the public’s best interest? And there is only one combination and it’s the only one that’s been agreed to, that truly passes that test. The other could never be approved in my assessment, in my view based on the facts.

You can think about the DOJ, the DOJ weighed in about their concern, its institutional concern about trust overall. We can debate about why it’s necessary. It’s part of our industry it absolutely is necessary, there’s a difference. But when you compare these two deals and you compare the facts, the DOJ’s number one concern in the letter that they wrote and they opined on is preserving competition while in trust.

Well, we don’t compete with the KCS. To get to the bottom line, the undeniable truth is that’s a fact, we’re in there. There’s no overlap.

Now, compare and contrast the truth to the other proposed combination. If in trust, which I would suggest because of that we’ll never get to trust, it’s undeniable that they compete, they absolutely compete. KCS and CN complete today. On the 65 miles they’ve talked about and all those other locations they haven’t, they compete. So, how do you protect competition if you’re really concerned about it, and I would suggest, the truth says the DOJ is, if you allow a trust to be approved that has an anti-competitive basis to it, it’s just that simple. And I think people are missing that, Scott. I really do.

[…]

Amit McCuller Deutsche Bank

Thanks. Keith, years ago you had said that the fulcrum or the driver for the consolidation in the industry, that would be the need for – basically, need for capacity would be the driver for the consolidation. Do you think we’re at the point now today in terms of this hyper dearth of capacity? And more importantly, do you think that’s a big consideration by the STB just given how little capacity there is out there relative to demand, and the improvement in that dynamic that comes from the fluidity of a point-to-point network? And just if I could tack on one more question related to that, when you look at other alternatives, and maybe you won’t need to, but if you look at other alternatives, would CP need to be the majority shareholder of the resulting entity and the management team? Is that an important consideration for CP and for you? Thank you.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

My consideration when it comes to CP and any deal that I would ever consider, is it fair to our shareholders? Does it create value for our shareholders? And do we fairly share? And that was a principle, obviously, in our evaluation of this deal that we’re talking about, this combination we’re so excited about.

So, let’s go back to my thesis. And years ago, timing, again contacts matters. Years ago, I was sitting in a seat as an Operating Officer and initially as the CEO, both at this railway as well as at the competitor’s railway, and I had to deal with Chicago, and the reality is there wasn’t enough capacity in Chicago. At that point in time, whether you go back 5 years, you go back 8 or 10 years, 10 years says there is only one railroad that created capacity with PSR. Five years says there was two. And now in today’s world, we have all but one that have adopted this operating model that creates capacity and creates long-term sustainable value and creates an opportunity, contrary to some naysayers’ belief, to create cash flow to invest back into infrastructure to create additional capacity in a safe rail operation.

And a case study, that is our railway. So, as I sit today and I look at it, I look at Chicago, there’s been a lot of capacity created in Chicago. Is it infinite capacity? No. But does it delay that thesis of because we didn’t have capacity that drives consolidation? Absolutely undeniably yes. I don’t think that’s a discussion for today. I don’t think the STB needs to worry about our capacity play out of need. I think what they need to think about is competitive balance. This deal does not challenge that. This deal, you could argue, cements that. This will be the gold standard of the hurdle that you would have to meet or exceed to do a deal number one, but it doesn’t create imbalance because, again, it goes to the fundamentals of this. We got the two smallest railroads combining that would still be smallest railroad. How is that a threat other than a threat of competition to any of the compares? Let them answer that question. The answer is it’s not.

Unlike this proposal, it undeniably would be – it would make the third largest railway, and you can minimize track miles. We’re talking about reach, we’re talking about networks. Yes, perhaps mileage is isolated to the US, but this isn’t a US discussion, this is a USMCA discussion. This is a three-country North American commerce, absolute truthful discussion. You can’t diminish the connectivity of that and the importance of that and just focus on one little isolated piece. That’s not truthful. So, again, I think if I were in the STB shoes and I’m looking at facts and I believe that to be true, they will, those factors are going to matter. And they’re going to carry the day and they’re going to carry the argument because it’s true.

Amit McCuller Deutsche Bank

Yeah. And there’s a lot of talk about the Eastern rails as alternatives, but we very rarely talk about the Western rails, and there’s one in particular that has very good penetration into Mexico. Are those alternatives in terms of, as you think about the possibility of a CN-KSC merger, kind of a competitive kind of dynamic being further penetration in Mexico through one of the West Coast rails?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Yes, it’s not a possibility if it’s not one that I would ever consider, so it’s – that’s just a hypothetical question and a hypothetical answer. Probably [indiscernible] (01:09:44) everybody’s interest to comment on, and I apologize.

[…]

Jason Seidl

Analyst, Cowen & Co. LLC

Thank you, operator. Keith and team, thanks for taking the question, and a nice job on the quarter, but I’m going to focus obviously on the transaction that’s on everybody’s mind. Keith, you seem very certain that there is a lot more overlap in the transaction, where you’re Canadian counterparts up there said, there was only, sorry, I believe five customers and nine plants on 65 miles of track. Can you give us some numbers behind surely just how many shippers you believe are at risk in this potential transaction, if CN-KCS were to [ph] come to life (01:10:27)?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

You know what? I – [ph] John, you can probably – looking at it (01:10:30). Like I said earlier, I didn’t just make up that 100 number. There is over 100 combinations of CP, CN today that would be impacted by that. But let me go back to some real facts, and think of the reality. The reality is I used to be a Train Master in Memphis, Tennessee on the Illinois Central Railroad back 1996, I don’t know, that was – it’s been a while ago, 25 years ago. And then I went from Memphis, Tennessee on the IC to Jackson, Mississippi, as I’ve said earlier, and my territory covered down to Mobile, so I know the lines to Mobile. I understand that in Hattiesburg, Mississippi or going down to the coast in Mississippi, the KCS could operate then and can operate now down to serve that Gulfport. I also know that today the KCS has rights and an opportunity to operate customers’ business, say, from Kansas City down to Mobile. I know tomorrow, if this deal were to be approved or suggested, that that would exist.

Down in New Orleans, I spent a lot of time on that railroad, south of Jackson going down to New Orleans, Baton Rouge, [indiscernible] (01:11:45), Destrehan. I know the sightings. I know the towns. I know the business. To suggest it’s isolated to five customers that are dual-served today that would be single-line served tomorrow in the Baton Rouge [indiscernible] (01:12:00) area again, ignores New Orleans, ignores the competitive options, ignores the disadvantages, the pains of the customers. It’s just the reality. I don’t even have to get into the number crunching, which will be done, and those will show the facts to be true. I know it because I lived it. I understand it. I lived there. I worked there. I worked for those people. I understand the KCS in that space. I understand the IC in that space, I would suggest, as well, if not better, than many people in this industry.

Jason Seidl

Analyst, Cowen & Co. LLC

Keith, I appreciate that color. And so, I guess, based on your comments, you would be surprised if there wasn’t a bunch of shipper pushback to this potential combination?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I – surprised it would be an understatement.

Jason Seidl

Analyst, Cowen & Co. LLC

Okay. I appreciate the time.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I think time will show you very quickly how many people might be opposed to this.

[…]

Brandon R. Oglenski

Analyst, Barclays Capital, Inc.

Hey, good afternoon, and thanks for taking my questions. So, Keith, I guess I want to follow up on that. The interchanges that you talked about, because the physical overlap is rather short, and [indiscernible] (01:13:20) in anyway , but you did say there’s a lot of instances in the Midwest where you’ve gone from maybe three options to two, and the CP option was ultimately leveraging KCS to get down south. Is there an ability when another – let’s say that the other deal did go through, what’s their ability to then block those interchanges? Is that a real concern for shippers in the market?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

To block the interchanges? There’s a difference between blocking an interchange and it being a friendly interchange. So, I would suggest it wouldn’t be as friendly as it is today. I can’t imagine a world where today we operate, we actually colocate, and I think we’ve spoken to this. I was – had the honor of partnering with Pat last week and actually went to our joint agency in Kansas City and met with our employees. We did a town hall. I can’t imagine a world where our trains, our cruise, would come in to our primary competitor, which eliminate our friendly partnership into the yard in Kansas City and that being good for any customer, or we – red carpet is not going to be rolled out, and we’re not going to be warmly received either in rate offerings, in combination, or in reality. It’s just not a realistic possibility. So, if you go to that [indiscernible] (01:14:37) today, I would suggest you’ll be impacted.

John Brooks

Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Brandon, I’ll add to Keith’s comments. Just think of it in terms of a propane shipper coming out of Edmonton. And frankly, we do a lot of our business out of that region, down over Kansas City to connections with KCS to get into Mexico. There has been – were tomorrow CN would have a direct route, I certainly, if I’m one of those shippers up there, I’d get – I would be very concerned about loss of a gateway or loss of an opportunity versus having the opportunity to compete on a single-line haul that the CP-KC route would provide those shippers.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

That competition word is important. That’s not an aspirational goal of us. That’s a desire. To be able to create competitive alternatives for our customers so that they can reach new margins, and then they can grow, and they can compete in that market space they reach. We welcome competition at this railway. We think it’s healthy. We think it makes us better. We think it makes being better. We think it makes [indiscernible] (01:15:47) better to make [ph] Sam (01:15:47) better. It makes the industry better. It makes it stronger. Competition is good. Why be afraid of it? Step into it. Don’t try to eliminate it. Don’t try to snuff it out. Don’t try to buy to make it go away, or don’t try to damage someone who’s trying to create it just because you think you can. I just don’t agree with that fundamentally or principally, and I don’t our think customers will either.

[…]

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Hey, guys. So, Keith, I just wanted to ask you a process question. As these alternative offers being either reviewed or not, depending on what the KCS board is going to do, what’s your expectation for the STB in terms of moving forward with its determination on whether or not there’s going to be a waiver, a grant –

whether it’s going to be – the transaction is going to be evaluated under the waiver rules or – and separately? Do you expect them to come out and say anything about your proposed voting trust structure while this other deal is out there? I’m just trying to get a sense for kind of what you’re hearing from your lawyers around this, the STB’s sort of work in process while this competing bids are out there?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I think your words best describe it. It’s work in process, and I think it would be ill-advised on my part to predict what the STB may or may not do. I think our facts are very compelling. The case is there. I believe that the facts matter. I believe that in 2001, when that carve-out was created, it was fact-specific. And our combination supports the facts that enable that carve-out. That’s what I believe to be true, and ultimately I know the truth is the STB will make that final decision, and we believe in the facts, and we’re going to continue to work with them. Their – CN’s proposal has no bearing, in my mind, on our facts. It’s two different stories, two different set of facts, and I think that matters.

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

If I could just kind of take a follow-up on there. Some of the facts that maybe are not on my table right now would be some of things that Canadian National could propose to maybe address some of these competitive concerns. Are you – is your position that those just complicate it and make it harder to do, or that maybe those remedies that you’ll traditionally look to in a situation like this would not be effective? Like, how do you think about sort of prejudging the deal without looking at the potential for remedies to some of these issues that you’re pointing in to?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Well, I’m focused on the fact of our deal. There’s no overlap. It’s simple. It’s end-to-end. It’s all positive on service. It’s all positive on new competitive opportunities. There’s no negatives. There’s no 3-to-2. There’s no 4-to-3. There’s no 2-to-1. 0 is a pretty powerful number, it’s pretty undeniable number. So, based on those facts, that’s what I judge my view on. In comparison – and again, I’m not even going to comment anymore. I’ve told you what the truth is relative to the way I assess that other deal and the complexity that it represents, and those facts are undeniable, and ultimately it’s the STB’s job, and they’re very capable of assessing the true facts in making their determination. And I just have faith in that process, and I have faith in their professional capacity and their abilities. They’re a talented group of folks.

[…]

Thomas Wadewitz

Analyst, UBS Securities LLC

Hi. Yeah, good afternoon. Keith, we – you’ve obviously given us the pretty compelling framework for why you think the regulatory approval is stronger for CP-KSU. But I think if you look at it and say the first hurdle is for KSU’s board and shareholders too to choose which deal, and I’ve heard that both sides seem to believe a voting trust would be approved. So, it seems to me like with that logic, I guess I’m struggling with why, Keith, your shareholders wouldn’t choose simply the highest price because all they need is to get a voting trust approval and then they get their money. So, I don’t know if you disagree with that logic, but if that’s the case, if that’s reasonable, why wouldn’t you raise the bid or would you raise the bid and just do it with shares instead of taking a balance sheet leverage?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Yeah. Well, all those lot of questions, Tom, we never get to that because it all stops with deal certainty and with trust approval certainty. Our deal represents something that’s achievable. There’s certainty based on the facts that the STB will ultimately opine on or not in our trust being established. That supports our deal, that supports our ability to get the trust approved, to get to the value which is the next concern that their board of directors, they’re fiduciary concern would be.

Now, if I look at and I put myself in their shoes and I’m looking at an inferior deal that represents uncertainty, I don’t care how much value you might suggest to me that’s on the other side of the fence, if I can’t get to it, I don’t get to realize it. I don’t know any other clear way to articulate that. It’s a fantasy. Unless you believe that based on the facts that they will meet the public interest test when it’s opined on and ruled on and due based on facts by the STB, you can’t believe the value, and I just don’t believe it. The facts don’t support it. So, if facts and truth matter, it’s not achievable. So, you never get to the value. So, it’s zero.

Thomas Wadewitz

Analyst, UBS Securities LLC

Okay. Your point is not so much that the merger can’t be approved with CN, but you think you [ph] can’t (01:23:32) even approve a voting trust, and that – I guess that’s your point.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Yeah. You don’t get to the [ph] substandard (01:23:38) review of the merger until you get beyond the trust, and the trust is when the KCS shareholder would realize their consideration is not realizable if you don’t get the trust approved.

Thomas Wadewitz

Analyst, UBS Securities LLC

Right. Okay. And what – you commented on an earlier question about raising leverage. Is it – just to make sure I understand your response, are you saying you’re not considering raising the bid or you’re just concerned about raising the cash portion?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

We’re not considering changing anything with our bid. We’re focused on getting our deal, which represents great value for the CP shareholder, the KCS shareholder. We’ve agreed to this. We have an agreement. That’s what we’ve put forward in front of the STB, based on the value of creation. That’s what we’re focused on. There’s no need to discuss raising leverage. There’s no need to discuss paying more money. It stands alone on its own merits. There’s nothing to compare it to. So, why even have those discussions? Not going to. Unless the KCS board gets to a point and they decide differently, they have it. So, I’m not even going there. There’s no need to. And based on the facts, I don’t believe they will. I think the decision is pretty obvious. The conclusions are obvious. I don’t have any other clear way to draw the scenarios out.

Thomas Wadewitz

Analyst, UBS Securities LLC

Okay. But if the board came back, you could consider a different approach, it sounds like?

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Oh, I’m just not going to comment on a hypothetical, just can’t. I’m not going to give it any energy, just not going to do it. I’m focused...

Thomas Wadewitz

Analyst, UBS Securities LLC

Yeah.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

...on the value of this unique deal that we’ve agreed to create. And I would suggest that’s what matters, that’s the truth.

Thomas Wadewitz

Analyst, UBS Securities LLC

Right. Okay. Thank you for the time. Appreciate it.

[…]

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Okay. Well, again, thank you for joining us today. I hope that our fact-based truthful discussion has helped clear some of the air. I think that’s our responsibility. I certainly feel that responsibility in this industry, to speak the truth, both to the strengths of our deal and what the value uniquely creates, as well as the risks that are associated with alternatives that are being suggested.

[…]

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the pending share split of CP’s issued and outstanding common shares; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of

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We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

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ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

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